Winglore Spirits LLC

(a Virginia Corporation)

Reviewed Financial Statements

For the year ended December 31, 2024

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Winglore Spirits LLC
Table of Contents





Independent Accountant's Review Report

March 24, 2025
To: Management of Winglore Spirits LLC
Re: 2024 Financial Statement Review– Winglore Spirits LLC

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Winglore Spirits LLC (the "Company"), which comprise the balance sheet as of December 31, 2024 and the related statements of income, equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Winglore Spirits LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
March 24, 2025


229 Park Ave S, Suite 70037
New York, New York 10003-1502


Info@Alice.CPA



WINGLORE SPIRITS LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)

ASSETS

Current Assets		
Cash	$	10,689
Total Current Assets		**10,689**
Noncurrent Assets		
Trademark		815
Total Current Assets		815
Total Assets	$	**11,504**

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts payable	$	1,003
Credit card		14,652
Total Current Liabilities		**15,655**
Total Liabilities		**15,655**
Members' Equity		
Member contributions		175,000
Accumulated Deficit		(179,151)
Total Members' Equity		(4,151)
Total Liabilities and Members' Equity	$	**11,504**

The accompanying footnotes are an integral part of these financial statements.

WINGLORE SPIRITS LLC
STATEMENT OF OPERATIONS
For the year-ended December 31, 2024
(Unaudited)

Revenues	$	-
Operating Expenses		
Product and brand development		164,297
Professional services		14,408
Administrative expenses		446
Total Operating Expenses		179,151
Net Loss	$	(179,151)

The accompanying footnotes are an integral part of these financial statements.

Winglore Spirits LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2024
(Unaudited)

	Member contributions	Accumulated Deficit	Members' Equity
Balance as of May 15, 2024 (Inception)	-	-	-
Member contributions	175,000	-	175,000
Net loss	-	(179,151)	(179,151)
Balance as of December 31, 2024	175,000	(179,151)	(4,151)

The accompanying footnotes are an integral part of these financial statements.

WINGLORE SPIRITS LLC
STATEMENT OF CASH FLOWS
As of December 31, 2024
(Unaudited)

Cash Flows from Operating Activities		
Net Loss	$	(179,151)
Adjustments to reconcile net loss		
to net cash provided by operations:		
Changes in operating assets and liabilities:		
Accounts payable		1,003
Credit cards		14,652
Net cash used in operating activities		(149,679)
Cash Flows from Investing Activities		
Purchase of trademark		(815)
Net cash used in investing activities		(815)
Cash Flows from Financing Activities		
Member contributions		175,000
Net cash generated from financing activities		175,000
Net change in cash and cash equivalents		10,689
Cash at beginning of period		-
Cash at end of period	$	10,689
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

WINGLORE SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Winglore Spirits LLC (the "Company") was formed on May 15, 2024, under the laws of the State of Virigina. The Company was formed to sell and distribute its proprietary distilled spirits.

On February 20, 2025, the Company converted from a Virigina limited liability company to a Delaware corporation under the name Winglore Spirits Inc. (see note 6)

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of business. While the Company was recently formed and initially had limited financial resources to sustain operations, management has successfully secured additional funding in 2025 (see Note 6) and is actively engaged in further capital-raising efforts.

Based on the funding already secured and the high probability of obtaining additional capital to fully execute the Company's business plan, management believes that the conditions previously raising doubt about the Company's ability to continue as a going concern have been alleviated. Accordingly, the financial statements have been prepared on a going concern basis, and no adjustments have been made to the carrying amounts and classifications of assets and liabilities that might be necessary if the Company were unable to continue operations.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

WINGLORE SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(UNAUDITED)

Cash

The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash. Cash consists of funds held in the Company's checking account. As of December 31, 2024, the Company had $10,689 in cash.

Trademark

The Company records trademarks at cost, including registration fees and legal costs directly attributable to securing the asset. Trademarks are considered indefinite-lived intangible assets and are not amortized but are tested annually for impairment or more frequently if events indicate potential impairment. If the carrying amount exceeds fair value, an impairment loss is recognized.

Costs related to maintaining, renewing, or defending trademarks are expensed as incurred. Internally developed trademarks are not capitalized unless specific criteria under GAAP are met.

As of December 31, 2024, the Company has trademark amounting to $815.

Accounts Payable

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount. The Company has accounts payable amounting to $1,003 as of December 31, 2024.

Income Taxes

The Company is organized as a limited liability company (LLC) and is treated as a pass-through entity for U.S. federal and applicable state income tax purposes. As such, the Company does not pay income taxes at the entity level. Instead, income, losses, and tax credits are passed through to the members and reported on their individual tax returns.

The Company evaluates tax positions taken or expected to be taken in tax returns in accordance with ASC 740, *Income Taxes*. Under this guidance, the Company recognizes the financial statement impact of a tax position only if it is more likely than not that the position will be sustained upon examination by the taxing authorities. The Company has assessed its tax positions and has determined that no material uncertain tax positions exist as of December 31, 2024.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to

WINGLORE SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(UNAUDITED)

determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of December 31, 2024.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – OPERATING AGREEMENT

Purposes
The principal business activity and purposes of the Company initially shall be the sale and distribution of distilled spirits. The business and purposes of the Company shall not be limited to its initial principal business activity and, unless the Board otherwise determines, it shall have authority to engage in any other lawful business, purpose or activity permitted by the Act, and it shall possess and may exercise all of the powers and privileges granted by the Act or which may be exercised by any person, together with any powers incidental thereto, so far as such powers or privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

Classes of Units; Voting
All interests of the Members in distributions and other amounts specified in the Operating Agreement, as well as the rights of the Members to vote on, consent to, or approve any matter related to the Company, shall be denominated in units of membership interests in the Company (each a "Unit" and collectively, the "Units"), and the relative rights, privileges, preferences and obligations of the Members with respect to Units shall be determined under this Agreement and the Act to the extent provided herein and therein. The number and the class of Units held by each Member shall be set forth opposite such Member's name on the Schedule of Members. The classes of Units as of the Effective Date are as follows: the Common Units (the "Common Units"), which shall be divided into two series comprised of (i) "Common Voting Units" (the "Common Voting Units") and (ii) "Common Non-Voting Units" (the "Common Non-Voting Units"). The Company is authorized as of the Effective Date to issue up to 10,000,000 Common Units, of which (A) 5,000,000 are designated as Common Voting Units and (B) 5,000,000 are designated as Non-Voting Common Units.

The Members shall have no right to vote on any matter, except as specifically set forth in the Agreement, or as may be required under the Act. Any such vote shall be at a meeting of the Members entitled to vote or in writing as provided herein. Each Common Unit shall be entitled to cast one (1) vote on any matter requiring the approval of the Common Units. Notwithstanding

WINGLORE SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(UNAUDITED)

anything to contrary set forth in the Agreement, the Common Non-Voting Units shall not have the right to vote on any matters except for those matters specifically requiring

the vote of one or more particular Members holding such Common Non-Voting Units (for example, in the event that a proposed amendment to this Agreement would disproportionately, adversely affect such Member). Common Voting Units may be converted to Common Non-Voting Units and Common Non-Voting Units may be converted to Common Voting Units with the consent of (i) the Member holding the Units to be converted (if applicable) and (ii) the Company.

Capital contributions
The initial Capital Contribution (if any) and additional Capital Contribution(s) (if any) of each Member to the capital of the Company (the "Initial Capital Contribution") shall be set forth opposite such Member's name under the heading "Capital Contribution" on the Schedule of Members and in the Company's books and records, as the same may be amended from time to time.

Distributions
Upon a Liquidation or a Deemed Liquidation Event, after payment of, or other adequate provision for, the debts and obligations of the Company, including the expenses of its liquidation and dissolution or other transaction expenses, the Company shall distribute the net proceeds or assets available for distribution, whether in cash or in other property ("Net Liquidation Proceeds") to the Members pro rata in proportion to the number of Units held by such holders.

A "Deemed Liquidation Event" shall mean (a) any merger, consolidation, recapitalization, sale or transfer of Units or other transaction or series of transactions in which the Members and their Permitted Transferees immediately prior to such transaction do not own a majority of the equity of the surviving entity after the closing of such transaction (other than the issuance of equity securities by the Company in connection with a transaction where the principal business purpose is raising capital), or (b) a sale or disposition of all or substantially all of the Company's assets to any Person.

NOTE 5 – MEMBER UNITS AND CONTRIBUTIONS

The members have contributed $175,000 in exchange for 4,750,000 Common Voting Units.

NOTE 6 – SUBSEQUENT EVENTS

Simple Agreement for Future Equity (SAFE) investments

As of the date of management's evaluation, the Company has received $795,000 in subsequent SAFE investments. These funds were received from investors with the intent of converting into equity upon the occurrence of a qualifying financing event or other specified terms outlined in the SAFE agreements.

Capital Contributions

As of the date of management's evaluation, the Company's Members have contributed additional $15,000 to the Company. This has funded the operations of the Company through the date of management's evaluation.

WINGLORE SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(UNAUDITED)

Conversion from LLC to Corporation

On February 20, 2025, the Company converted from a Virigina limited liability company to a Delaware corporation under the name Winglore Spirits Inc. In connection with the conversion, the Company became authorized to issue 10,000,000 shares of common stock with a par value of $0.00001 per share. As of the date of management's evaluation, 4,750,000 shares of common stock have been issued and are outstanding.

Management's Evaluation

Management has evaluated subsequent events through March 24, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.